
COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03022944

File Number: 82.2994

5 June 2003



SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of presentation materials to be used in CCA's U.S Roadshow commencing today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA AMATIL

2003 United States Roadshow

Coca-Cola Amatil -
becoming a broader based beverage company

COCA-COLA AMATIL

Coca-Cola Amatil Today

- 6 countries
- 283 million potential consumers
- 600,000 active customers
- 27 bottling plants
- 16,250 employees

2002

	Revenue	EBIT	Capital employed
Indonesia	12%	5%	9%
South Korea	24%	13%	22%
Oceania	12%	14%	12%
Australia	52%	68%	57%

■ Australia □ Oceania ■ South Korea □ Indonesia

Market Cap.: ~A$4 billion (ASX Top 50)


COCA-COLA AMATIL

2003 Priority - Continue to Increase Return on Capital Employed

- CCA - the leading supplier of non-alcoholic carbonated beverages in our markets
- **Goal - to be the supplier of choice for all customers for carbonated and non-carbonated beverages**

COCA-COLA AMATIL

CCA Focused on Key Beverage Categories

Category Share of NARTD Market in CCA's Key Markets (Aust/NZ/Sth Korea/Indo)

	CSD	Water	Juice/Juice products	Tea & Coffee	Sports Drinks
	[illegible]	[illegible]	11%	5%	2%
CCA's volume	89%	5%	2%	2%	2%
CCA's category share	>65%	<5%	5%	>10%	>25%


COCA-COLA AMATIL
Rapid Increase in Product Innovation in 2002
Australia
South Korea
Oceania
Indonesia
Diet Coke
Nestea COOL
DEEP SPRING
Winnie the Pooh juice drink
AQUARIUS
aquana
June 2003
5


COCA-COLA AMATIL
Rapid Increase in Package Innovation in 2003
Diet Coke
fanta
Powerade
MOUNT FRANKLIN
Coca-Cola
June 2003
6


COCA-COLA AMATIL

Rapid Increase in Channel Innovation in 2003

- Water, home office delivery - Neverfail takeover offer
- Water, bulk - Peats Ridge acquisition
- Cold Drink machine placements:
  - 9,000 additional coolers in Australia
  - 3,000 additional coolers in NZ from Rio acquisition
  - 1,600 additional coolers in South Korea

Core Brands Continue to Grow


Coca-Cola

Vanilla Coke (6-8% of Coke sales), Real refreshment, Music, Rugby World Cup


Diet Coke

Diet Coke with Lemon, diet Vanilla Coke, silver bottle


Sprite

Sprite Ice, No.1 Indonesian CSD


Fanta

Splash Bottle, Fanta flavour rotation, Harry Potter

COCA-COLA AMATIL

Australia's Water sales

Water Sales

HOD 21%
Sparkling 9%
Bulk 14%
Still < 3L 56%

Share of Water Sales

CCA 16%
All others 84%

	Low	Mid	Premium
Still <3 litres	X eg. Frantelle	✓ Mt Franklin pump	X eg. Evian
Functional <3 litres	X eg. B Brands	✓ PowerAde Sports Water	X Developing Segment
Bulk	X Peats Ridge	X eg. Noble Pureau	
Sparkling <3 litres	X eg. Waterfords	✓ Deep Spring Mt Franklin	X eg. San Pellegrino
Home Office Delivery (HOD)	X eg. Regional Players	X Neverfail	

Source: CCA Estimate

June 2003

9


COCA-COLA AMATIL
Australia's Juice sales
Juice Sales
Ambient Juice Drink 15%
Chilled Fruit Juice 25%
Chilled Juice Drink 10%
Ambient Fruit Juice 50%
Share of Juice Sales
Other 99.6%
CCA 0.4%
Chilled Fruit Juice
X
eg. Australian Fresh
Chilled Juice Drink
X
eg. Berri
Ambient Fruit Juice
✓
Fruitopia
Ambient Juice Drinks
✓
Winne the Pooh
Source: CCA Estimate
June 2003
10

Market

CSD Non-CSD

COCA-COLA AMATIL

Australia - innovation & strong customer relationships

	Market Dynamics	CCA's Actions
Economy	Low inflation & good economic growth	Pricing growth in line with inflation A$:US$ currency benefits
Consumer Trends	Cold availability, greater choice demanded & aging population	CCA has ~60% of all coolers Brand extensions & new products (10 in 2002) Water, juice & milk options
Customers	Consolidation of retailers and convenience/petroleum outlets expanding	Strong relationships – 48% of sales in supermarkets
Competitors	CSD: Cadbury Schweppes/ Pepsi (approx. 20% share) Non-CSD: Numerous players	CSD: CCA has >60% share Non-CSD: 10% share

June 2003 11

Market

CSD Non-CSD

COCA-COLA AMATIL

New Zealand - broadening CCA's beverages

	Market Dynamics	CCA's Actions
Economy	Low inflation & good economic growth	Pricing growth in line with inflation NZ$:US$ currency benefits
Consumer Trends	Cold availability, greater choice demanded & aging population	CCA has ~60% of all coolers Rio Beverage acqn in 2002 Water, juice & milk options
Customers	Consolidation of retailers and convenience/petroleum outlets expanding	Strong relationships – 50% of sales in supermarkets
Competitors	CSD: Housebrands Non-CSD: Frucor	CSD: CCA has >70% share Non-CSD: 24% share

June 2003 12

Market

CSD Non-CSD

COCA-COLA CCA AMATIL

South Korea - broader beverage market

	Market Dynamics	CCA's Actions
Economy	Low inflation, poor consumer confidence & credit squeeze	Limited pricing growth A$:KRW- adverse impact on translated earnings
Consumer Trends	Westernisation, greater choice demanded & aging population Healthy choices – increasing water & juice	Brand health: Coke with meals, Cherry Coke Juice: Qoo & Winnie the Pooh RTD tea & drinking yoghurt options
Customers	Consolidation of retailers Wholesalers still strong channel	Creating relationships – 38% of sales in supermarkets Wholesalers – new trading terms
Competitors	CSD: Lotte Non-CSD: Lotte	CSD: CCA has >50% share Non-CSD: 5% share

June 2003 13



Market

CSD Non-CSD

COCA-COLA CCA AMATIL

Indonesia - selectively targeting opportunities

	Market Dynamics	CCA's Actions
Economy	High inflation & low consumer confidence	Pricing growth > inflation to improve margins
Consumer Trends	Cold availability, relative affordability important	Ice chests, Frestea launch
Customers	Traditional outlets	>350,000 customers
Competitors	CSD: N/A Non-CSD: Sosro	CSD: CCA has >90% share RTD Tea: 10% share

June 2003 14


COCA-COLA AMATIL

H1'03 net profit growth of 10% to 15% (expected)

Australia and NZ offsetting tougher Asian trading:

- **Australia** - expect H1'03 double digit EBIT growth
- **Oceania** - strong NZ trading continuing
- **South Korea** - softening consumer confidence
  - expect H1'03 volume and EBIT (A$ & KRW) below H1'02
  - expect FY'03 EBIT (A$) above 2002 (recent initiatives include staff reduction, new products, lower costs, $40 - $50m land sales)
- **Indonesia** - Jan'03 price increase adversely impacting volume and EBIT

June 2003 15


COCA-COLA AMATIL

2003 Currency Impact

- **Concentrate** - local currency (except Fiji - US$)
- **Sweetener, Resin & Aluminium** - US$ (except for Sth Korea - local currency)
- **Other Costs** - predominantly local currency

- **Hedging**
  - Input costs fully hedged for 2003
  - Translation not hedged (H1'03 net approx. $2m↓ on NPAT - KRW weakness, NZ$ strength)
  - A$:US$ some benefits in 2003 but greater in 2004

June 2003 16


Coca-Cola Amatil

2003 Full Year Outlook

- Priority - continue to increase total shareholder returns
- **2003 full year earnings targets achievable**
  - **10% to 15% net profit growth**
  - **12% to 15% EPS growth**
  - **1pt to 1.5pts ROCE growth**

June 2003 17


Coca-Cola Amatil

The material in this presentation is general background information about Coca-Cola Amatil's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if any investment is appropriate.

For further information visit

www.ccamatil.com

or contact

Peter Steel
Investor Relations Manager
+612 9259 6553 (Ph) +612 9259 6614 (fax) peter.steel@anz.ccamatil.com (email)

June 2003 18


COCA-COLA AMATIL

Additional Financial Information

COCA-COLA AMATIL

Financial Highlights – Full Year 2002

ONGOING BUSINESS	2002 $M	Change (02/01) %
Net Profit, before significant items	205.5	+20.1
Significant items	4.0	
Net Profit	209.5	+22.4
Earnings Per Share, before significant items	29.8c	+17.8
Return on Capital Employed	8.8%	+1.2 pts
Free Cash Flow, before significant items	318.5	+76.6
Dividends per Share	18.5c	+32.1


Coca-Cola Amatil
Record Free Cash Flow in 2002
Free Cash Flow - $318.5m (↑77%)
350
300
250
200
150
100
50
0
+20.9%
+76.6%
2000
2001
2002
2002
Trading cash flow: ↑14%
Capex/revenue: 2.8% (↓1.9pts)
Gearing: 46.0% (↓16.6pts)
EBIT interest cover: 3.2 times (↑0.4 times)
Note: Ongoing Business Only, before significant items & trading cash flow is cash flow from operating activities before investment in infrastructure
June 2003
21


Coca-Cola Amatil
2003 Capital - Increased Emphasis on Revenue Generation
Capital Expenditure to Revenue
Ongoing Business
10.0%
5.0%
0.0%
1998
1999
2000
2001
2002
2003 Guide
Infrastructure
Marketing Equip
Other
22



COCA-COLA AMATIL
Changing EBIT Mix
5%
13%
14%
68%
10%
7%
13%
70%
2002
2001
Australia
Oceania
South Korea
Indonesia
Note: EBIT mix calculated on before significant items basis & excludes the corporate and unallocated costs
June 2003
23

COCA-COLA AMATIL

Australia – Full year 2002

Revenue	(up 6.1%)	$1,776.8m
EBIT	(up 9.7%)	$317.0m
EBIT margin		17.8%
Capex/Revenue		1.7%
Employees		2,980

June 2003

24



Oceania – Full year 2002



Revenue	(up 12.0%)	$397.4m
EBIT	(up 24.2%)	$63.1m
EBIT margin		15.9%
Capex/Revenue		3.7%
Employees		1,890

June 2003 25

COCA-COLA AMATIL

South Korea – Full year 2002



Revenue	(down 0.8%)	$837.5m
EBIT	(up 75.6%)	$62.0m
EBIT margin		7.4%
Capex/Revenue		1.6%
Employees		2,611

June 2003 26

Coca-Cola Amatil

Indonesia – Full year 2002


frestea

Revenue	(up 6.1%)	$420.9m
EBIT	(down 46.0%)	$21.4m
EBIT margin		5.1%
Capex/Revenue		8.8%
Employees		8,769